

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Stephen Lasota
Chief Financial Officer
COWEN INC.
599 Lexington Avenue
New York, New York 10022

> **Re: COWEN INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 4, 2020**
> **Form 10-Q for the Quarter Ended June 30, 2020**
> **Filed July 30, 2020**
> **Form 8-K Filed July 28, 2020**
> **File No. 001-34516**

Dear Mr. Lasota:

We have reviewed your August 10, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2020 letter.

Form 8-K Filed July 28, 2020

Exhibit 99.1
Non-GAAP Financial Measures, page 8

1.   We note your response to prior comment 2. We continue to evaluate your response and may have further comments.

2.   We note your response to prior comment 3. In future period filings where you provide the reconciliation from Net income attributable to Cowen Inc. Common Stockholders to Economic Income (Loss), please remove the adjustments pertaining to prior periods to

conform to your current presentation. Refer to Question 100.02 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Form 10-Q for the Quarter Ended June 30, 2020

Notes to Unaudited Condensed Consolidated Financial Statements
Note 22 - Segment Reporting, page 59

3.   We note you reclassify certain amounts to and make certain adjustments to the amounts you disclose as revenue for each of your reportable segments. Please tell us how the amounts you disclosed as revenue for each reportable segment complies with ASC 280-10-50-22(a). Please also explain to us your basis for disclosing other amounts for each of your reportable segments that reflect adjustments and reclassifications, such as various expense amounts disclosed on page 60, citing the applicable authoritative guidance. Refer to ASC 280-10-50.

4.   You disclose on page 59 that the performance measure for your segments is "Economic Income (Loss)." You appear to disclose measures of profit or loss for each reportable segment in addition to "Economic Income (Loss)," including amounts in the "Income (loss) attributable to Cowen Inc.," line item, as well as "Economic Operating Income (Loss)." If your chief operating decision maker uses more than one measure in assessing segment performance and deciding how to allocate resources, the reported measure shall be the measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please tell us how your disclosure complies with ASC 280-10-50-22 and 28.

5.   Please tell us how your disclosure complies with the requirement to reconcile from the total of your reportable segments' measures of profit or loss to consolidated income before income taxes and discontinued operations. Refer to ASC 280-10-50-30(b).

        You may contact Dave Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance